Exhibit 99.2

December 21, 2018	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES SHAREHOLDER MEETING DATE AND UPDATE IN RESPECT OF BEADELL RESOURCES ACQUISITION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) is pleased to announce key developments in respect of the friendly acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), including details of the special meeting of shareholders (the “Special Meeting”), the anticipated timing of next steps towards closing (the “Closing”), and other important information regarding the Acquisition.

Great Panther has set the Special Meeting of Great Panther shareholders to take place on February 11, 2019, with a January 2, 2019 date of record. The filing and mailing of the management information circular (“Information Circular”) for Great Panther’s shareholders will take place in early January. Additional information regarding the Special Meeting of Great Panther’s shareholders will be contained in the Information Circular and will be available on the Company’s website at www.greatpanther.com, on its SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov.

As announced by Beadell on December 21, 2018, the Supreme Court of Western Australia has made orders approving the dispatch of the scheme booklet (the “Scheme Booklet”) and the convening of a meeting of Beadell shareholders in relation to the Acquisition, and the Australian Securities and Investments Commission has registered Beadell’s Scheme Booklet. Beadell’s shareholder meeting date has been set for February 12, 2019 (in Perth).

Subject to the satisfaction of various conditions, including the requisite approvals of Great Panther’s and Beadell’s shareholders at their respective meetings, the Closing is expected to be completed shortly thereafter.

The Acquisition of Beadell will create a new emerging and growth-oriented precious metals producer focused on the Americas, and result in the following benefits for Great Panther shareholders:

•	Creation of new emerging intermediate precious metals producer focused on the Americas
•	Extensive reserve & resource base
•	Strong balance sheet to support complementary assets
•	Diversified portfolio
•	Robust growth portfolio
•	Attractive re-rating potential

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, and the benefits of the Acquisition to shareholders of Great Panther.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions of Closing, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com